UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Weiting ‘Cathy’ Feng

3651 Lindell Road, Suite D131

Las Vegas, NV 89103

(702) 318-7548

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D	Page 2 of 6

1.	Name of Reporting Person Weiting ‘Cathy’ Feng
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power As of November 4, 2018: 1,618,538 shares of Common Stock(1) As of March 12, 2021: 2,785,205 shares of Common Stock(2)
	8.	Shared Voting Power As of November 4, 2018: -0- shares of Common Stock As of March 12, 2021: -0- shares of Common Stock
	9.	Sole Dispositive Power As of November 4, 2018: 1,618,538 shares of Common Stock(1) As of March 12, 2021: 2,785,205 shares of Common Stock(2)
	10.	Shared Dispositive Power As of November 4, 2018: -0- shares of Common Stock As of March 12, 2021: -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person As of November 4, 2018: 1,618,538 shares of Common Stock(1) As of March 12, 2021: 2,785,205 shares of Common Stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) As of November 4, 2018: 8.2%(1) As of March 12, 2021: 11.2%(2)
14.	Type of Reporting Person IN

(1) Includes 933,333 shares of Common Stock issuable upon the exercise of options held by Ms. Feng, exercisable within 60 days of such applicable date, which are discussed in greater detail below.

(2) Includes 2,100,000 shares of Common Stock issuable upon the exercise of options held by Ms. Feng, discussed in greater detail below, which are exercisable within 60 days of such date.

CUSIP No. 381098300	Schedule 13D	Page 3 of 6

EXPLANATORY NOTE

This Schedule 13D is being filed by Weiting ‘Cathy’ Feng. The Reporting Person acquired beneficial ownership of 5% of more of the Common Stock of Golden Matrix Group, Inc., a Nevada corporation on November 4, 2018; however, the Reporting Person inadvertently failed to file a Schedule 13D at that time. As such, this Schedule 13D includes disclosures as of November 4, 2018 (the date the Reporting Person’s filing obligations under Schedule 13D first began) and as of the filing date of this Schedule 13D (March 12, 2021), and also includes disclosure of all transactions involving the Issuer’s Common Stock which were affected by the Reporting Person during such period beginning on November 4, 2018 and ending on March 12, 2021.

The share amounts set forth in this Schedule 13D retroactively take into effect a reverse stock split of 1-for-150, which was affected by the Company on June 26, 2020.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Golden Matrix Group, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.

Item 2. Identity and Background

(a) This Statement is being filed by Weiting ‘Cathy’ Feng, the “Reporting Person”.

(b) Ms. Feng’s business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.

(c) Weiting ‘Cathy’ Feng’s principal business occupations are the Chief Financial Officer of the Issuer and the director of E¬trader Enterprise Pty Ltd, an Australian technology consulting company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Feng is a citizen of Australian.

Item 3. Source and Amount of Funds or Other Consideration

On February 22, 2016, the Company entered into a Consulting Service Agreement with its Chief Financial Officer, Weiting ‘Cathy’ Feng. Pursuant to the agreement, the consulting fee could be settled in shares of Common Stock.

On December 12, 2017, the Company issued 518,538 shares of Common Stock to settle an account payable of $30,000 to Ms. Feng under the Consulting Agreement.

On January 3, 2018, the Company granted Ms. Feng stock options to purchase 1,400,000 shares of Common Stock of the Company at an exercise price of $0.06 per share with a vesting period of one and a half years, vesting 33% each half year.

On June 18, 2018, the Company issued 166,667 shares of Common Stock to settle an account payable of $30,000 to Ms. Feng under the Consulting Agreement.

On September 19, 2019, the Company granted Ms. Feng stock options to purchase 700,000 shares of Common Stock of the Company at an exercise price of $0.825 per share with a vesting period of one and a half years, vesting 33% each half year.

CUSIP No. 381098300	Schedule 13D	Page 4 of 6

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities she currently owns from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a) As of the close of business on November 4, 2018, the Reporting Person beneficially owned in aggregate:

•

1,618,538 shares of Common Stock of the Issuer, representing approximately 8.2% of the Issuer’s outstanding Common Stock on such date (based on 18,902,125 outstanding shares of Common Stock, as confirmed by the Issuer’s Securities and Exchange Commission filings around such date), which includes options to purchase 933,333 shares of Common Stock which were held directly by Ms. Feng, and which were exercisable within 60 days of such date.

As of the close of business on March 12, 2021, the Reporting Person beneficially owned in aggregate:

•

2,785,205 shares of Common Stock of the Issuer, representing approximately 11.2% of the Issuer’s outstanding Common Stock on such date (22,741,665 shares of Common Stock, as confirmed by the Issuer’s transfer agent), which includes options to purchase 2,100,000 shares of Common Stock which are held directly by Ms. Feng, and which are exercisable within 60 days of such date.

(b) Ms. Feng has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Ms. Feng (see Item 5(a) above).

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2021

/s/ Weiting ‘Cathy’ Feng
Weiting ‘Cathy’ Feng